
Mail Stop 4628

August 28, 2015

Via E-Mail
David W. Scheible
President and Chief Executive Officer
Graphic Packaging Holding Company
1500 Riveredge Parkway, Suite 100
Atlanta, Georgia 30328

   Re: **Graphic Packaging Holding Company**
       Form 10-K for the Fiscal Year Ended December 31, 2014
       Filed February 5, 2015
       Response Letter Dated August 6, 2015
       File No. 001-33988

Dear Mr. Scheible:

  We have reviewed your August 6, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Financial Statements

General

1. We have considered your responses, including the most recent supplemental information submitted on August 6, 2015, as well as information conveyed in various recent telephone conversations. Based on this information, we are not in position to agree with your conclusion that it is appropriate to aggregate your five operating segments - Mills; Consumer Products; Beverage; Europe; and Pacific Rim into a single reportable segment. In this regard, we do not believe that the each of your operating segments meet the aggregation criteria specified in FASB ASC paragraph 280-10-50-11.

Accordingly, revise your segment presentation to separately report each of your operating segments, subject to the quantitative thresholds in FASB ASC paragraphs 280-10-50-12 and 280-10-50-13.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Ethan Horowitz *for*

Karl Hiller
Branch Chief
Office of Natural Resources